NEWS RELEASE

Fortuna Reports Results for the Third Quarter 2026

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Fortuna Delivers Free Cash Flow From Operations of $90.8 million In The Third Quarter; Positioned To Achieve Annual Production Guidance

Vancouver, British Columbia, November 4, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the third quarter of 2026.

(Results from the Company’s San Jose and Yaramoko assets have been excluded from the 2025 comparative figures as they were disposed of during the second quarter of 2025.)

Jorge Ganoza, CEO of Fortuna, commented, “Fortuna delivered 69,665 gold equivalent ounces in the quarter and remains on track to achieve our annual production guidance. Despite operational issues at Séguéla contained within the quarter and lower metal prices, our business generated strong operating cash flow of $126.7 million before working capital changes and $90.8 million in free cash flow from operations. While AISC increased during the quarter and is tracking above guidance, it is primarily due to the impact of external factors, including share-based compensation and elevated diesel prices, together with a short disruption of operations in July at Séguéla. We expect a strong end to the year with higher production and expanded margins as Séguéla moves beyond the previous quarter’s challenges and Lindero continues to perform.”

Mr. Ganoza continued “We achieved exciting milestones for our growth projects, that target 60% growth in our annual gold production from mid-2028, including a final investment decision for the Séguéla Expansion and the issuance of the Diamba Sud Notice of Admissibility for our exploitation permit application, a key step before final grant of the permit. We also completed the acquisition of the Bambadji exploration project, immediately adjacent to our Diamba Sud project, allowing us to consolidate a highly prospective and large land package in one of the most productive gold belts in West Africa.”

Third Quarter Highlights

Cash and Cash Flow

●	Free cash flow[1] from ongoing operations of $90.8 million; a QoQ increase of $5.1 million, mostly due to timing of tax payments and lower sustaining capital
●	$126.7 million of net cash from operating activities before changes in working capital or $0.43 per share; comparable to Q2 2026, mostly due to timing of tax payments
●	Liquidity of $593.3 million and a net cash position of $259.9 million

Profitability

●	Adjusted attributable net income[1] of $51.2 million or $0.17 basic EPS; a QoQ decrease of $0.08 per share, due to lower gold prices and volume sold, and higher non-cash costs for share based compensation and depletion per ounce due to pit sequencing
●	Adjusted EBITDA[1] of $165.0 million with margins of 56%; a QoQ decrease of $35.8 million primarily due to lower gold prices, lower volume sold, higher share based compensation and higher cash costs

Operational

●	Gold equivalent production[2] of 69,665 ounces and the Company remains on track to achieve its annual production guidance
●	Consolidated cash cost per gold equivalent ounce (“GEO”)[1] sold of $1,244, up from $1,034 in the previous quarter
●	Consolidated AISC per GEO[1] sold of $2,286 for Q3 2026, up from $2,157 in the previous quarter. Higher AISC QoQ was the result of lower production and higher share based compensation of $10.9 million compared to a recovery of $0.3 million in the prior quarter.
●	Compared to the assumptions in our annual guidance, AISC contains an impact of approximately $220/oz from external factors, consisting primarily of $116/oz of share based compensation, $45/oz due to macro-economic factors impacting Argentine Peso denominated costs at Lindero, and $42/oz from increases in consumable prices. The quarter was also impacted by a temporary stoppage at Séguéla which contributed approximately $45/oz to AISC.
●	Total recordable injury frequency rate for the third quarter was 1.20 per million hours worked.

Growth and Business Development

●	On August 10, 2026, the Company announced the acquisition of the 190 km² Bambadji gold exploration project in Senegal, through the purchase of certain Senegalese subsidiaries held by Barrick Mining Corporation and IAMGOLD Corporation. Located adjacent to Fortuna’s feasibility-stage Diamba Sud Gold Project, Bambadji consolidates approximately 60 kilometers of prospective strike along the Senegal-Mali Shear Zone, a Tier-1 gold corridor hosting several world-class mines. Consideration paid was $200.0 million in cash and a 0.5% net smelter return royalty was granted to the sellers on the first 1.75 million ounces of gold produced from the Bambadji Nord property.
●	On November 2, 2026, the Company announced it had received a Notice of Admissibility for the Diamba Sud Exploitation Permit application from Senegal’s Ministry of Mines and Geology. The notice is an important final step towards the grant of the Exploitation Permit. The Company is also at an advanced stage of negotiations with the State of Senegal on a new Mining Convention for the Diamba Sud project based on Senegal’s 2016 Mining Code. The Company expects the Government’s internal approval process for the final Exploitation Permit and the finalization and signing of the Mining Convention to be completed during the fourth quarter of 2026.

The Board of Directors of the Company has today authorized Management to enter into contractual commitments totaling $250 million over the life of the project to maintain the timeline for the construction of Diamba Sud. This authorization enables Management to execute critical contracts, secure equipment and sustain development and construction prior to the grant of the Exploitation Permit, expected in Q4 2026.

Fortuna | 2

Third Quarter 2026 Consolidated Results

	Three months ended				Nine months ended September 30,
(in millions of US dollars)	Jun. 30, 2026	Sep. 30, 2026	Sep. 30, 2025	Q3 % Change	2026	2025	% Change
OPERATING STATISTICS
GEO production from continuing operations (1)(2)	72,217	69,665	72,462	(4%)	214,754	214,077	0%
Cash cost continuing operations($/oz GEO) (1)(2)	1,034	1,244	942	32%	1,075	915	18%
AISC continuing operations($/oz GEO) (1)(2)	2,157	2,286	1,987	15%	2,184	1,896	15%
Realized price Gold ($/oz)	4,447	4,281	3,467	23%	4,542	3,231	41%
FINANCIAL HIGHLIGHTS
Sales	318.4	293.4	251.4	17%	954.3	676.8	41%
Attributable net income from continuing operations	75.5	47.8	123.6	(61%)	234.3	201.7	16%
Attributable earnings per share from continuing operations - basic	0.25	0.16	0.40	(60%)	0.78	0.66	18%
Adjusted EBITDA (1)	200.8	165.0	136.7	21%	584.6	356.6	64%
CASH FLOW AND CAPEX
Net cash provided by operating activities - continuing operations	138.3	112.4	111.3	1%	460.0	293.0	57%
Free cash flow from ongoing operations (1)	85.7	90.8	73.4	24%	350.7	197.5	78%
Capital expenditures (3)
Sustaining	36.6	20.1	31.2	(36%)	84.6	85.2	(1%)
Sustaining leases	8.9	9.7	6.5	49%	25.4	17.4	46%
Growth capital	31.3	30.5	17.4	75%	79.2	48.4	64%

					Sep. 30, 2026	Dec. 31, 2025	% Change
Cash and cash equivalents and short-term investments					443.3	554.0	(20%)
Net liquidity position (excluding letters of credit)					593.3	704.0	(16%)
Shareholder's equity attributable to Fortuna shareholders					1,813.0	1,677.0	8%

(1) Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and for the three and six months ended June 30, 2026 filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

(2) Gold equivalent was calculated using the realized prices for gold of $4,281/oz Au, $62.70/oz Ag, $1,871/t Pb and $3,832/t Zn for Q3 2026. Gold equivalent was calculated using the realized prices for gold of $3,467/oz Au, $39.4/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025.Gold equivalent was calculated using the realized prices for gold of $4,447/oz Au, $75.22/oz Ag, $1,930/t Pb and $3,464/t Zn for Q2 2026. Gold equivalent was calculated using the realized prices for gold of $4,542/oz Au, $73.25/oz Ag, $1,907/t Pb and $3,515/t Zn for YTD 2026. Gold equivalent was calculated using the realized prices for gold of $3,231/oz Au, $34.9/oz Ag, $1,960/t Pb and $2,768/t Zn for YTD 2025.

(3) Capital expenditures are presented on a cash basis
Figures may not add due to rounding

Fortuna | 3

Third Quarter 2026 Results

Q3 2026 vs Second Quarter 2026 (“Q2 2026”)

Cash cost per ounce and AISC

Cash cost per GEO sold from continuing operations was $1,244 in Q3 2026, representing a $210 increase compared to $1,034 recorded in Q2 2026 and All-in sustaining costs per GEO from continuing operations was $2,286 representing a $129 increase from the $2,157 recorded in the prior quarter. The increase in AISC was primarily the result of lower production due to operational issues at Séguéla due to mechanical availability of a mine contractor and a temporary site-wide stoppage, as well as an additional $160/oz due to higher share based compensation.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations for the period was $47.8 million in Q3 2026, compared to $75.5 million in Q2 2026.

After adjusting for non-recurring items, adjusted attributable net income was $51.2 million or $0.17 per share compared to $75.5 million or $0.25 per share in Q2 2026. The decrease was primarily due to lower sales due to lower production and lower realized gold prices of $4,281 compared to $4,447 in Q2 2026. The quarter was also impacted by a share-based compensation expense of $10.9 million compared to a recovery of $0.3 million, higher depletion due to planned mine sequencing as Séguéla mined from higher stripping areas at Ancien and Koula and higher cash costs due to higher cyanide consumption at Lindero and higher waste movement at Séguéla.

Foreign Exchange

In Q3 2026, the Company recorded a foreign exchange loss of $2.5 million compared to a loss of $6.3 million in Q2 2026. The foreign exchange loss was due to the purchase of US dollars to repatriate funds out of Argentina and a devaluation of foreign currencies relative to the US dollar.

Cash Flow

Net cash generated by operations before changes in working capital totaled $126.7 million or $0.43 per share. After adjusting for working capital, net cash generated by operations for the quarter was $112.4 million, a decrease of $25.9 million compared to $138.3 million in Q2 2026. The decrease was driven primarily by lower sales and a negative change in working capital of $14.3 million compared to a positive working capital movement of $14.5 million in Q2 2026 and partially offset by lower taxes paid. The negative working capital change in the quarter was primarily due to timing with year to date movements being mostly neutral.

Free cash flow from ongoing operations in Q3 2026 was $90.8 million compared to $85.7 million, an increase of $5.1 million compared Q2 2026 as a result of lower sustaining capital expenditures offsetting lower operating cash flows.

In Q3 2026, the Company’s total capital expenditures were $50.6 million, of which $20.1 million were classified as sustaining and $30.5 million was classified as non-sustaining. Non-sustaining capital primarily consists of $13.8 million in spend at the Diamba Sud project and $10.0 million in brownfields and greenfields exploration.

Fortuna | 4

Q3 2026 vs Q3 2025

Cash cost per ounce and AISC

Consolidated cash cost per GEO increased to $1,244 in Q3 2026, representing a $302 increase compared to $942 recorded in Q3 2025. Higher cash costs in the period were the result of lower production, higher mining costs at Séguéla due to waste movement in accordance with plan and higher Argentine Peso denominated costs at Lindero due to macro-economic factors.

All-in sustaining costs per GEO from continuing operations increased $299 to $2,286 in Q3 2026 from $1,987 in Q3 2025. This increase primarily resulted from higher cash costs as described above, higher royalties due to metal prices and lower GEOs sold, partially offset by lower sustaining capital.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations was $47.8 million, or $0.16 per share, compared to $123.6 million, or $0.40 per share, in Q3 2025.

After adjusting for non-recurring items and impairments, adjusted attributable net income from continuing operations was $51.2 million or $0.17 per share compared to $51.0 million or $0.17 per share in Q3 2025. Net income for the quarter was the result of higher sales due to higher realized gold prices of $4,281 per ounce compared to $3,467 per ounce in the comparable period. Higher sales were offset by higher cash costs as described above and higher depletion and depreciation (see below). Income taxes in the period were higher due to the recognition of deferred tax expenses at Lindero and the accrual of withholding taxes.

Depreciation and Depletion

Depreciation and depletion in cost of sales increased by $5.5 million compared to $52.4 million in Q3 2025. Depletion per GEO increased to $866/GEO compared to $730/GEO in Q3 2025 due to planned mine sequencing at Séguéla as ore was extracted from pits with higher stripping costs and the impact of the impairment reversal at Lindero of $52.7 million which was recorded at the end of Q3 2025. This was partially offset by an increase in Mineral Reserves at Séguéla. Depreciation and depletion in the period included $11.1 million related to the purchase price allocation from the 2021 Roxgold acquisition

Cash Flow

Net cash generated by operations for the quarter was $112.4 million, in line with the $111.3 million reported in Q3 2025. Operating cash flow in the quarter was the result of higher sales due to realized metal prices being offset by higher cash costs, higher taxes paid of $51.1 million and a negative working capital adjustment of $14.3 million.

Free cash flow from ongoing operations in Q3 2026 was $90.8 million, an increase of $17.4 million compared to $73.4 million reported in Q3 2025. The increase was mainly due to lower sustaining capital expenditures.

Fortuna | 5

Séguéla Mine, Côte d’Ivoire

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Mine production
Tonnes milled	402,440	435,770	1,254,857	1,308,958
Average tonnes crushed per day	4,374	4,737	4,579	4,777

Gold
Grade (g/t)	2.67	3.01	3.12	2.92
Recovery (%)	91	91	92	92
Production (oz)	33,744	38,799	117,443	115,485
Metal sold (oz)	33,718	38,803	117,449	115,386
Realized price ($/oz)	4,274	3,462	4,565	3,222

Unit costs
Cash cost ($/oz Au) (1)	947	688	754	669
All-in sustaining cash cost ($/oz Au) (1)	1,917	1,738	1,807	1,554

Capital expenditures ($'000s) (2)
Sustaining capital	8,502	21,355	45,247	48,033
Sustaining leases	7,555	4,270	18,310	12,393
Growth capital	11,434	7,893	28,673	22,638

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2026  filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the third quarter of 2026, Séguéla mined a total of 340,714 tonnes of ore, averaging 2.69 g/t gold and containing an estimated 29,516 ounces of gold from the Antenna, Ancien, Koula, and Sunbird pits. A total of 6.5 million tonnes of waste was mined during the period, resulting in a strip ratio of 19.1:1. Additionally, 623,390 tonnes of waste were mined during the quarter at Sunbird South to gain access to the underground portal position.

In the third quarter of 2026, Séguéla processed 402,440 tonnes of ore, producing 33,744 ounces of gold, at an average head grade of 2.67 g/t gold, an 8% decrease in tonnes of ore and 11% decrease in average head grade, compared to the same period of the previous year. Gold recovery was lower in the quarter at 91% attributed to localized metallurgical characteristics of the Koula ore. The site is on track to achieve the lower end of its production guidance.

Mining performance and gold production during the third quarter of 2026 were affected by reduced equipment availability at one of the Company’s mining contractors and a temporary site-wide stoppage due to a blockade caused by artisanal miners operating in the surrounding area. The blockade was lifted following intervention by a government law enforcement agency, and normal operations resumed. These disruptions reduced mining volumes and delayed access to higher-grade ore. Corrective measures were implemented with the mining contractor, and mining volumes returned to planned levels in September. Management continues to monitor the situation and take corrective actions where necessary.

Cash cost per gold ounce sold was $947 for the third quarter of 2026 compared to $688 for the third quarter of 2025. Higher cash costs were the result of higher mining costs due to increased waste movement, higher plant maintenance and the impact of the temporary site wide stoppage.

All-in sustaining cash cost per gold ounce sold was $1,917 for the third quarter of 2026 compared to $1,738 for the third quarter of 2025. The increase was driven by higher cash costs and royalties, partially offset by lower sustaining capital.

Fortuna | 6

Project Updates

Séguéla has two growth projects consisting of the Plant Expansion and the Sunbird Underground. Both projects are on track and are expected to be funded from the site’s operating cash flow.

Séguéla Plant Expansion

During the third quarter, the Board of Directors approved a $109 million budget for a 30% expansion of the Séguéla processing plant. The expansion is expected to increase annual throughput to 2.3 million tonnes, restore gold recoveries to the original design rate of 94%, and support an annual gold production target of over 200,000 ounces from the second half of 2028.

Detailed engineering is underway with Lycopodium, the EPCM contractor. The owner’s project team is 75% onboarded, and vendors have been selected for key equipment and infrastructure packages. Project completion and commissioning are scheduled for the third quarter of 2028.

Sunbird Underground

The Sunbird Underground Project, which is expected to begin supplying mill feed to the expanded plant in 2028, continued to advance during the quarter. The Environmental and Social Impact Assessment has been approved, with final permitting expected in the fourth quarter of 2026.

The underground project team has been recruited and is advancing pre-development and operational readiness activities. Major mining equipment has been ordered for delivery in line with the project schedule, and portal construction and development are expected to commence in the second quarter of 2027.

Fortuna | 7

Lindero Mine, Argentina

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Mine production
Tonnes placed on the leach pad	1,859,731	1,699,007	4,943,767	5,280,543

Gold
Grade (g/t)	0.63	0.60	0.63	0.57
Production (oz) (3)	26,024	24,417	68,398	68,287
Metal sold (oz)	25,680	25,290	67,267	67,433
Realized price ($/oz)	4,290	3,476	4,502	3,246

Unit costs
Cash cost ($/oz Au) (1)	1,449	1,117	1,376	1,136
All-in sustaining cash cost ($/oz Au) (1)	1,845	1,570	1,953	1,738

Capital expenditures ($'000s) (2)
Sustaining capital	5,687	7,153	25,409	30,871
Sustaining leases	1,316	1,279	3,944	2,652
Growth capital	2,961	1,174	7,759	3,308

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2026  filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the third quarter of 2026, a total of 1,859,731 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.63 g/t, containing an estimated 37,746 ounces of gold. Ore mined was 2.3 million tonnes, with a stripping ratio of 0.85:1. During the first nine months of 2026, Lindero placed on the leach pad approximately 99% of the ounces planned for the period.

Lindero’s gold production for the quarter was 26,024 ounces compared to 24,417 ounces in the comparable period in 2025. Higher production was due to higher tonnes placed on the leach pad and slightly improved gold grades from the comparable period in 2025. The site remains on track to achieve annual production guidance.

The cash cost per ounce of gold for the quarter was $1,449 compared to $1,117 in the comparable period in 2025. The increase in cash costs was primarily due to the impact of Argentine Peso appreciation as a result of macroeconomic factors and higher costs for diesel and explosives.

In the third quarter of 2026, AISC per gold ounce sold increased to $1,845 compared to $1,570 in the comparable period in 2025. The increase in AISC was due to higher production cash costs.

Fortuna | 8

Caylloma Mine, Peru

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Mine production
Tonnes milled	140,832	140,523	418,870	415,653
Average tonnes milled per day	1,565	1,561	1,569	1,557

Silver
Grade (g/t)	66	63	66	65
Recovery (%)	83	82	82	83
Production (oz)	247,367	233,612	736,264	717,226
Metal sold (oz)	231,022	238,527	712,804	736,240
Realized price ($/oz)	62.70	39.33	73.30	34.89

Lead
Grade (%)	2.98	3.01	2.91	3.15
Recovery (%)	90	91	91	91
Production ('000s lbs)	8,358	8,492	24,348	26,253
Metal sold ('000s lbs)	8,103	8,628	24,856	27,010
Realized price ($/lb)	0.85	0.89	0.86	0.89

Zinc
Grade (%)	4.08	4.27	4.19	4.63
Recovery (%)	90	91	90	91
Production ('000s lbs)	11,370	11,989	34,933	38,612
Metal sold ('000s lbs)	11,385	12,259	35,109	38,368
Realized price ($/lb)	1.74	1.28	1.59	1.26

Unit costs
Cash cost ($/oz Ag Eq) (1,2)	26.12	17.92	28.08	15.19
All-in sustaining cash cost ($/oz Ag Eq) (1,2)	43.19	25.17	44.55	21.76

Capital expenditures ($'000s) (3)
Sustaining capital	5,915	2,659	13,934	6,262
Sustaining leases	875	945	3,159	2,317
Growth capital	1,126	702	1,326	1,256

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost and All-in sustaining cash cost per ounce of silver equivalent sold are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim financial statements for the three and nine months ended September 30, 2026 filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the third quarter of 2026, the Caylloma Mine produced 247,367 ounces of silver at an average head grade of 66 g/t silver, a 6% increase compared to the same period in 2025.

Lead and zinc production for the quarter were 8.4 million pounds and 11.4 million pounds, respectively. Head grades averaged 2.98% lead and 4.08% zinc, a 1% decrease and 4% decrease, respectively, compared to the comparable period in 2025. The performance for the quarter reflects steady plant operations, consistent throughput, and continued strong contribution from base metal production. The mine is expected to exceed its annual production guidance on a gold equivalent basis.

The cash cost per silver equivalent ounce sold in the third quarter of 2026 was $26.12 compared to $17.92 during the third quarter of 2025. The higher cost per ounce for the quarter was primarily the result of higher realized silver prices and the impact on the calculation of silver equivalent ounces sold.

Fortuna | 9

The all-in sustaining cash cost per ounce of payable silver equivalent in the third quarter of 2026 increased 72% to $43.19 compared to $25.17 for the same period of 2025. The increase for the quarter was the result of higher cash costs per ounce, an increase in treatment charges from concentrate sales, lower silver equivalent ounces due to higher silver prices, and an increase in spend on capital projects.

As of September 30, 2026, the project to expand the capacity of tailings storage facility No. 3 at the Caylloma Mine was 64% complete and progressing according to plan.

Fortuna | 10

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, November 5, 2026, at 10:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, CEO, Kevin O’Reilly, Chief Financial Officer, David Whittle, Chief Operating Officer – West Africa, and Cesar Velasco, Chief Operating Officer – Latin America.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at https://www.webcaster5.com/Webcast/Page/1696/54698 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, November 5, 2026

Time: 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 374019

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 54698

Playback of the earnings call will be available until November 19, 2026. Playback of the webcast will be available until Friday, November 5, 2027. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines in Argentina, Côte d’Ivoire, and Peru, and the feasibility-stage Diamba Sud Gold Project located in Senegal. Our exploration portfolio spans our operating jurisdictions as well as Guinea and Guyana.  Sustainability is the core of our operations and stakeholder relationships. We produce gold and silver while creating a long-term shared value through efficient production, environmental stewardship, and social responsibility.  For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

CEO and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Fortuna | 11

Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: all-in costs; cash cost per ounce of gold sold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA, adjusted EBITDA margin and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2026 (“Q3 2026 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor. The Q3 2026 MD&A may be accessed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Company’s profile. The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of Adjusted EBITDA was revised to no longer include right of use payments. Management elected to make the change to simplify the calculation and to better align with our peers to improve comparability

Reconciliation of Debt to total net debt as at September 30, 2026

(in millions of US dollars)	September 30, 2026
2024 Convertible Notes	172.5
Vendor financed debt	10.9
Less: cash and cash equivalents and short-term investments	(443.3)
Total net debt	(259.9)

Fortuna | 12

Income to attributable adjusted net income for the three months ended June 30, 2026 and the three and nine months ended September 30, 2026 and 2025

Consolidated	Three months ended			Nine months ended September 30,
(in millions of US dollars)	Sep. 30, 2026	Sep. 30, 2025	Jun. 30, 2026	2026	2025
Net income attributable to shareholders	47.8	123.6	75.5	234.3	219.4
Adjustments, net of tax:			–
Discontinued operations	–	–	–	–	(22.3)
Write off of mineral properties	3.9	–	–	3.9	2.0
Reversal of impairment of mineral properties, plant and equipment	–	(52.7)	–	–	(52.7)
Inventory adjustment	–	(16.7)	–	(0.1)	(16.9)
Other non-cash/non-recurring items	(0.5)	(3.2)	–	(0.4)	2.2
Attributable adjusted net income	51.2	51.0	75.5	237.7	131.7
Figures may not add due to rounding

Reconciliation of net income to adjusted EBITDA for the three months ended June 30, 2026 and the three and nine months ended September 30, 2026 and 2025

Consolidated	Three months ended			Nine months ended September 30,
(in millions of US dollars)	Sep. 30, 2026	Sep. 30, 2025	Jun. 30, 2026	2026	2025
Net income	52.3	128.2	83.7	256.0	237.0
Adjustments:
Discontinued operations	–	–	–	–	(22.3)
Inventory adjustment	–	(16.7)	–	(0.1)	(16.9)
Net finance items	4.0	3.2	2.1	8.0	9.6
Depreciation, depletion, and amortization	58.8	53.0	44.0	148.1	143.3
Income taxes	46.0	24.8	71.0	175.4	73.9
Write off of mineral properties	3.9	–	–	3.9	–
Reversal of impairment of mineral properties, plant and equipment	–	(52.7)	–	–	(52.7)
Investment income	–	(0.3)	–	–	(2.0)
Other operating expenses (income)	0.0	–	0.0	(7.0)	–
Other non-cash/non-recurring items	(0.0)	(2.8)	(0.0)	0.3	(13.3)
Adjusted EBITDA	165.0	136.7	200.8	584.6	356.6
Sales	293.4	251.4	318.4	954.3	676.8
EBITDA margin	56%	54%	63%	61%	53%

Figures may not add due to rounding

Fortuna | 13

Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three months ended June 30, 2026 and the three and nine months ended September 30, 2026 and 2025

Consolidated	Three months ended			Nine months ended September 30,
(in millions of US dollars)	Sep. 30, 2026	Sep. 30, 2025	Jun. 30, 2026	2026	2025
Net cash provided by operating activities	112.4	111.3	138.3	460.0	305.0
Additions to mineral properties, and property, plant and equipment	(50.6)	(48.5)	(67.9)	(163.8)	(135.1)
Payments of lease obligations	(9.8)	(6.6)	(9.0)	(25.6)	(19.0)
Free cash flow	52.0	56.2	61.4	270.6	150.9
Growth capital	30.5	17.4	31.3	79.2	48.4
Discontinued operations	–	–	–	–	(7.7)
Gain on blue chip swap investments	–	–	–	–	1.3
Advances and other	8.3	(0.2)	(7.0)	0.9	4.6
Free cash flow from ongoing operations	90.8	73.4	85.7	350.7	197.5

Figures may not add due to rounding

Reconciliation of cost of sales to cash cost per GEO sold for the three months ended June 30, 2026 and the three and nine months ended September 30, 2026 and 2025

Cash cost per gold equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	46,434	68,260	20,258	134,952
Depletion, depreciation, and amortization	(15,155)	(23,406)	(4,475)	(43,036)
Royalties and taxes	(93)	(16,685)	(456)	(17,234)
Costs allocated to by-products	(1,492)	–	–	(1,492)
Other	15	–	(761)	(746)
Treatment and refining charges	–	–	2,272	2,272
Cash cost applicable per gold equivalent ounce sold	29,709	28,169	16,838	74,716
Ounces of gold equivalent sold	20,359	41,677	10,249	72,285
Cash cost per ounce of gold equivalent sold ($/oz)	1,459	676	1,643	1,034

Gold equivalent was calculated using the realized prices for gold of $4,447/oz Au, $75.22/oz Ag, $1,930/t Pb and $3,464/t Zn
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Q3 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	61,116	75,741	20,006	156,863
Depletion, depreciation, and amortization	(22,454)	(30,983)	(4,507)	(57,944)
Royalties and taxes	(63)	(12,826)	(354)	(13,243)
Costs allocated to by-products	(1,470)	–	–	(1,470)
Other	41	–	(1,500)	(1,459)
Treatment and refining charges	–	–	2,022	2,022
Cash cost applicable per gold equivalent ounce sold	37,170	31,932	15,667	84,769
Ounces of gold equivalent sold	25,647	33,718	8,782	68,147
Cash cost per ounce of gold equivalent sold ($/oz)	1,449	947	1,783	1,244

Gold equivalent was calculated using the realized prices for gold of $4281/oz Au, $62.7/oz Ag, $1871/t Pb and $3832t Zn
Figures may not add due to rounding.

Fortuna | 14

Cash cost per gold equivalent ounce sold - Q3 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	28,366	70,549	19,317	118,232
Depletion, depreciation, and amortization	(15,594)	(31,716)	(5,199)	(52,509)
Royalties and taxes	(83)	(12,154)	(287)	(12,524)
Costs allocated to by-products	(1,264)	–	–	(1,264)
Other	16,675	–	(668)	16,007
Treatment and refining charges	–	–	416	416
Cash cost applicable per gold equivalent ounce sold	28,100	26,679	13,579	68,358
Ounces of gold equivalent sold	25,157	38,803	8,601	72,561
Cash cost per ounce of gold equivalent sold ($/oz)	1,117	688	1,579	942

Gold equivalent was calculated using the realized prices for gold of $3467/oz Au, $39.35/oz Ag, $1962/t Pb and $2815t Zn
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	149,228	217,004	56,215	422,447
Depletion, depreciation, and amortization	(52,542)	(80,492)	(12,623)	(145,657)
Royalties and taxes	(218)	(47,900)	(1,282)	(49,400)
Costs allocated to by-products	(4,215)	–	–	(4,215)
Other	125	–	(3,101)	(2,976)
Treatment and refining charges	–	–	6,191	6,191
Cash cost applicable per gold equivalent ounce sold	92,378	88,612	45,400	226,390
Ounces of gold equivalent sold	67,118	117,449	26,076	210,643
Cash cost per ounce of gold equivalent sold ($/oz)	1,376	754	1,741	1,075

Gold equivalent was calculated using the realized prices for gold of $4542/oz Au, $73.25/oz Ag, $1907/t Pb and $3515t Zn
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	101,110	202,634	54,573	358,317
Depletion, depreciation, and amortization	(38,724)	(91,961)	(13,836)	(144,521)
Royalties and taxes	(270)	(33,439)	(822)	(34,531)
Costs allocated to by-products	(2,757)	–	–	(2,757)
Other	16,857	–	(1,991)	14,866
Treatment and refining charges	–	–	494	494
Cash cost applicable per gold equivalent ounce sold	76,216	77,234	38,418	191,868
Ounces of gold equivalent sold	67,087	115,386	27,315	209,788
Cash cost per ounce of gold equivalent sold ($/oz)	1,136	669	1,406	915

Gold equivalent was calculated using the realized prices for gold of $3231/oz Au, $34.92/oz Ag, $1960/t Pb and $2768t Zn
Figures may not add due to rounding.

Fortuna | 15

Reconciliation of cost of sales to all-in sustaining cash cost per GEO sold from continuing operations for the three months ended June 30, 2026 and the three and nine months ended September 30, 2026 and 2025

AISC per gold equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	29,709	28,169	16,838	–	74,716
Royalties and taxes	93	16,685	456	–	17,234
Worker's participation	–	–	914	–	914
General and administration	3,023	3,486	2,080	9,044	17,633
Other	–	–	–	–	–
Total cash costs	32,825	48,340	20,288	9,044	110,497
Sustaining capital (1)	13,284	25,220	6,929	–	45,433
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	46,109	73,560	27,217	9,044	155,930
Gold equivalent ounces sold	20,359	41,677	10,249	–	72,285
All-in sustaining costs per ounce	2,265	1,765	2,656	–	2,157

Gold equivalent was calculated using the realized prices for gold of $4,447/oz Au, $75.22/oz Ag, $1,930/t Pb and $3,464/t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis.

AISC per gold equivalent ounce sold - Q3 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	37,170	31,932	15,667	–	84,769
Royalties and taxes	63	12,826	354	–	13,243
Worker's participation	–	–	866	–	866
General and administration	3,082	3,811	2,225	17,950	27,068
Other	–	–	–	–	–
Total cash costs	40,315	48,569	19,112	17,950	125,946
Sustaining capital (1)	7,003	16,057	6,790	–	29,850
All-in sustaining costs	47,318	64,626	25,902	17,950	155,796
Gold equivalent ounces sold	25,647	33,718	8,782	–	68,147
All-in sustaining costs per ounce	1,845	1,917	2,949	–	2,286

Gold equivalent was calculated using the realized prices for gold of $4281/oz Au, $62.7/oz Ag, $1871/t Pb and $3832t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis

Fortuna | 16

AISC per gold equivalent ounce sold - Q3 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	28,100	26,679	13,579	–	68,358
Royalties and taxes	83	12,154	287	–	12,524
Worker's participation	–	–	777	–	777
General and administration	2,880	2,993	830	18,163	24,866
Other	–	–	–	–	–
Total cash costs	31,063	41,826	15,473	18,163	106,525
Sustaining capital (1)	8,432	25,625	3,604	–	37,661
All-in sustaining costs	39,495	67,451	19,077	18,163	144,186
Gold equivalent ounces sold	25,157	38,803	8,601	–	72,561
All-in sustaining costs per ounce	1,570	1,738	2,218	–	1,987

Gold equivalent was calculated using the realized prices for gold of $3467/oz Au, $39.35/oz Ag, $1962/t Pb and $2815t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis

AISC per gold equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	92,378	88,612	45,400	–	226,390
Royalties and taxes	218	47,900	1,282	–	49,400
Worker's participation	–	–	3,053	–	3,053
General and administration	9,110	11,249	5,199	44,774	70,332
Other	–	874	–	–	874
Total cash costs	101,706	148,635	54,934	44,774	350,049
Sustaining capital (1)	29,353	63,558	17,094	–	110,005
All-in sustaining costs	131,059	212,193	72,028	44,774	460,054
Gold equivalent ounces sold	67,118	117,449	26,076	–	210,643
All-in sustaining costs per ounce	1,953	1,807	2,762	–	2,184

Gold equivalent was calculated using the realized prices for gold of $4542/oz Au, $73.25/oz Ag, $1907/t Pb and $3515t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis

AISC per gold equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	76,216	77,234	38,418	–	191,868
Royalties and taxes	270	33,439	822	–	34,531
Worker's participation	–	–	2,276	–	2,276
General and administration	7,937	8,255	4,957	46,712	67,861
Total cash costs	84,423	118,928	46,473	46,712	296,536
Sustaining capital (1)	33,523	60,426	8,578	–	102,527
Blue chips gains (investing activities) (1)	(1,319)	–	–	–	(1,319)
All-in sustaining costs	116,627	179,354	55,051	46,712	397,744
Gold equivalent ounces sold	67,087	115,386	27,315	–	209,788
All-in sustaining costs per ounce	1,738	1,554	2,015	–	1,896

Gold equivalent was calculated using the realized prices for gold of $3231/oz Au, $34.92/oz Ag, $1960/t Pb and $2768t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis

Fortuna | 17

Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three months ended June 30, 2026 and the three and nine months ended September 30, 2026 and 2025

Cash cost per silver equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	20,258
Depletion, depreciation, and amortization	(4,475)
Royalties and taxes	(456)
Other	(761)
Treatment and refining charges	2,272
Cash cost applicable per silver equivalent sold	16,838
Ounces of silver equivalent sold (1,2)	606,343
Cash cost per ounce of silver equivalent sold ($/oz)	27.77

(1) Silver equivalent sold is calculated using a silver to gold ratio of 63.1:1, silver to lead ratio of 1:86.1 pounds, and silver to zinc ratio of 1:47.9 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Q3 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	20,006
Depletion, depreciation, and amortization	(4,507)
Royalties and taxes	(354)
Other	(1,500)
Treatment and refining charges	2,022
Cash cost applicable per silver equivalent sold	15,667
Ounces of silver equivalent sold (1,2)	599,760
Cash cost per ounce of silver equivalent sold ($/oz)	26.12

(1) Silver equivalent sold is calculated using a silver to gold ratio of 69.2:1, silver to lead ratio of 1:73.9 pounds, and silver to zinc ratio of 1:36.1 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Q3 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	19,317
Depletion, depreciation, and amortization	(5,199)
Royalties and taxes	(287)
Other	(668)
Treatment and refining charges	416
Cash cost applicable per silver equivalent sold	13,579
Ounces of silver equivalent sold (1,2)	757,797
Cash cost per ounce of silver equivalent sold ($/oz)	17.92

(1) Silver equivalent sold is calculated using a silver to gold ratio of 85.1:1, silver to lead ratio of 1:44.2 pounds, and silver to zinc ratio of 1:30.8 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding

Cash cost per silver equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	56,215
Depletion, depreciation, and amortization	(12,623)
Royalties and taxes	(1,282)
Other	(3,101)
Treatment and refining charges	6,191
Cash cost applicable per silver equivalent sold	45,400
Ounces of silver equivalent sold (1,2)	1,616,908
Cash cost per ounce of silver equivalent sold ($/oz)	28.08

(1) Silver equivalent sold is calculated using a silver to gold ratio of 63.1:1, silver to lead ratio of 1:84.8 pounds, and silver to zinc ratio of 1:46.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Fortuna | 18

Cash cost per silver equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	54,573
Depletion, depreciation, and amortization	(13,836)
Royalties and taxes	(822)
Other	(1,991)
Treatment and refining charges	494
Cash cost applicable per silver equivalent sold	38,418
Ounces of silver equivalent sold (1,2)	2,529,394
Cash cost per ounce of silver equivalent sold ($/oz)	15.19

(1) Silver equivalent sold is calculated using a silver to gold ratio of 95.9:1, silver to lead ratio of 1:39.3 pounds, and silver to zinc ratio of 1:27.8 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three months ended June 30, 2026 and the three and nine months ended September  30, 2026 and 2025

AISC per silver equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	16,838
Royalties and taxes	456
Worker's participation	914
General and administration	2,080
Total cash costs	20,288
Sustaining capital (3)	6,929
All-in sustaining costs	27,217
Silver equivalent ounces sold (1,2)	606,343
All-in sustaining costs per ounce	44.89

(1) Silver equivalent sold is calculated using a silver to gold ratio of 63.1:1, silver to lead ratio of 1:86.1 pounds, and silver to zinc ratio of 1:47.9 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - Q3 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	15,667
Royalties and taxes	354
Worker's participation	866
General and administration	2,225
Total cash costs	19,112
Sustaining capital (3)	6,790
All-in sustaining costs	25,902
Silver equivalent ounces sold (1,2)	599,760
All-in sustaining costs per ounce	43.19

(1) Silver equivalent sold is calculated using a silver to gold ratio of 69.2:1, silver to lead ratio of 1:73.9 pounds, and silver to zinc ratio of 1:36.1 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis
Figures may not add due to rounding.

Fortuna | 19

AISC per silver equivalent ounce sold - Q3 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	13,579
Royalties and taxes	287
Worker's participation	777
General and administration	830
Total cash costs	15,473
Sustaining capital (3)	3,604
All-in sustaining costs	19,077
Silver equivalent ounces sold (1,2)	757,797
All-in sustaining costs per ounce	25.17

(1) Silver equivalent sold is calculated using a silver to gold ratio of 85.1:1, silver to lead ratio of 1:44.2 pounds, and silver to zinc ratio of 1:30.8 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis
Figures may not add due to rounding

AISC per silver equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	45,400
Royalties and taxes	1,282
Worker's participation	3,053
General and administration	5,199
Total cash costs	54,934
Sustaining capital (3)	17,094
All-in sustaining costs	72,028
Silver equivalent ounces sold (1,2)	1,616,908
All-in sustaining costs per ounce	44.55

(1) Silver equivalent sold is calculated using a silver to gold ratio of 63.1:1, silver to lead ratio of 1:84.8 pounds, and silver to zinc ratio of 1:46.0 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis
Figures may not add due to rounding.

AISC per silver equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	38,418
Royalties and taxes	822
Worker's participation	2,276
General and administration	4,957
Total cash costs	46,473
Sustaining capital (3)	8,578
All-in sustaining costs	55,051
Silver equivalent ounces sold (1,2)	2,529,394
All-in sustaining costs per ounce	21.76

(1) Silver equivalent sold is calculated using a silver to gold ratio of 95.9:1, silver to lead ratio of 1:39.3 pounds, and silver to zinc ratio of 1:27.8 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis
Figures may not add due to rounding.

Additional information regarding the Company’s financial results and ongoing activities is available in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and 2025 and accompanying Q3 2026 MD&A. These documents can be accessed on Fortuna’s website at www.fortunamining.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgarwww.sec.gov/edgar.

Fortuna | 20

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s expectation that it is on track to deliver its 2026 production guidance, including statements that Caylloma is expected to exceed annual production guidance on a gold equivalent basis, that Lindero remains on track to achieve annual production guidance, and that Séguéla is on track to achieve the lower end of its production guidance; statements regarding the processing plant expansion at Séguéla, including the estimated resulting increase in tonnes milled, improvement in recoveries, annual gold production growth, and anticipated project completion and commissioning timeline; statements relating to the Sunbird Underground Project at the Séguéla Mine and the anticipated timing for final permitting and commencement of portal construction and development and for supplying mill feed to the expanded plant; statements that the Séguéla plant expansion and the Sunbird Underground Project are expected to be funded from the sites’ operating cash flows; statements that the project to expand the capacity of tailings storage facility No. 3 at the Caylloma Mine is progressing according to plan; expectations regarding increased consolidated production resulting from the Séguéla plant expansion project and the proposed construction of a mine at the Diamba Sud project, including statements regarding targeted 60% growth in the Company’s annual gold production by 2028; expectations that the Company will have a strong end to the year with higher production and expanded margins at Séguéla and continued performance at Lindero; the Company’s expectation that the Government’s internal approval process for the final Exploitation Permit and the finalization and signing of the Mining Convention at Diamba Sud will be completed during the fourth quarter of 2026; the expectation that the Company will be able to maintain the timeline and budget for the construction of the mine at Diamba Sud; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

 The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; occupational health and safety hazards; hazards and risks relating to tailings, heap leach and waste rock facilities; critical infrastructure failures; uncertainties relating to new mining operations; uncertainties relating to the timing of obtaining permits for new projects, such as the Exploitation Permit for the Diamba Sud project which may adversely affect the project timeline and budget; or for the expansion of existing projects, such as the environmental permit for underground operations at the Sunbird deposit at the Séguéla mine; uncertainties related to the terms of the Mining Convention to be entered into for the Diamba Sud project which may impact the economics of the project; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions reduction targets); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Iran – Israel and US, and Israel – Hamas conflicts, and the impact they may have on global economic activity which may have impacts on the

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Company’s operational and capital expenditure budgets, including for the Diamba Sud project and the expansion of the Séguéla processing plant; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities and expansion projects such as the expansion of the Séguéla processing plant; substantial reliance on the Séguéla Mine and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; the imposition of trade tariffs and the effect that they might have on the Company’s operations; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facility, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the convertible notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2025 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that the Exploitation Permit for the Diamba Sud project will be granted in a timely manner and that the terms of the Mining Convention for the project will not adversely affect the economics of the project; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms;  that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Mineral Resources and Reserves

Technical disclosure regarding the Company’s properties included herein has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. Canadian standards, including NI 43-101, differ

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from the requirements of the Securities and Exchange Commission, and information included herein may not be comparable to similar information disclosed by U.S. companies.

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